CBRE Clarion MLP Select Income Opportunities Fund

201 King of Prussia Road, Suite 600

Radnor, Pennsylvania 19087

November 28, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Anu Dubey

Re:	CBRE Clarion MLP Select Income Opportunities Fund (File Nos. 333-194608 and 811-22950):

Request for Withdrawal of Registration Statement on Form N-2

Ms. Dubey:

On behalf of CBRE Clarion MLP Select Income Opportunities Fund (the “Fund”), we request, pursuant to Rule 477 under the Securities Act of 1933 (the “1933 Act”), the withdrawal of the Fund’s N-2 and N-2/A filings (File Nos. 333-194608 and 811-22950), which were filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 14, 2014 (via EDGAR Accession No. 0001193125-14-100157) and May 28, 2014 (via EDGAR Accession No. 0001193125-14-215315), respectively (together, the “N-2 Filing”). We are requesting that the N-2 Filing be withdrawn because the Registrant has decided not to proceed with the offering of the shares described in the N-2 Filing.

The N-2 Filing has not been declared effective by the SEC, and no securities were sold in connection with the offering described in the N-2 Filing. It is therefore in the best interest of the Fund and the public that the filing be withdrawn. It is our understanding that this application for withdrawal of the N-2 Filing be deemed granted as of the date it is filed with the SEC unless the Fund receives notice from the SEC that this application will not be granted.

If you have any questions regarding this filing, please contact Monica Parry at 202.373.6179.

CBRE Clarion MLP Select Income Opportunities Fund

By:

/s/ T. Ritson Ferguson
Name: T. Ritson Ferguson
Title: President and Chief Executive Officer